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                              May 28, 2021

       David Campbell, Ph.D.
       Chief Executive Officer
       Janux Therapeutics, Inc.
       11099 N. Torrey Pines Road, Suite 290
       La Jolla, CA 92037

                                                        Re: Janux Therapeutics,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 19, 2021
                                                            File No. 333-256297

       Dear Dr. Campbell:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed May 19, 2021

       Business
       License Agreement with WuXi Biologics (Hong Kong) Limited, page 135

   1. We note your revised disclosure that you have obtained a license to use the WuXi
                                                        Biologics Licensed
Technology to make, use, sell, offer for sale and import certain therapeutic products.
Please revise to explain the nature of the therapeutic products and how it relates to your
product candidates.
   2. Please revise to specify the royalty term if you do not buy out your remaining royalty obligations.
 David Campbell, Ph.D.
Janux Therapeutics, Inc.
May 28, 2021
Page 2



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tracie Mariner at 202-551-3744 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Irene Paik at 202-551-6553 with any other questions.



                                                           Sincerely,
FirstName LastNameDavid Campbell, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameJanux Therapeutics, Inc.
                                                           Office of Life
Sciences
May 28, 2021 Page 2
cc:       Ken Rollins, Esq.
FirstName LastName